Exhibit 1

AVRICORE HEALTH EXECUTING GROWTH

STRATEGY - SUMMER 2022 CORPORATE UPDATE

VANCOUVER, BRITISH COLUMBIA – June 2, 2022) – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “AVCR”) is pleased to provide this corporate update on the Company’s activities and progress in the first five months of 2022, as well as an outlook on the Company’s objectives and expectations for the balance of the year.

“At the beginning of the year, we laid out a plan to expand our point-of-care testing platform in pharmacies across Canada and beyond and begin to generate more substantial revenues,” said Hector Bremner, CEO of Avricore Health Inc. “Our progress towards those objectives has been significant, and we are very confident in our current client negotiations and planning.”

Staying Focused

Since March of 2020, every business has been thrust into a series of complex, unpredictable situations that have required adaptation, innovation, and a discipline to remain focused on key objectives. One impact on the Company’s objective with respect to expanding HealthTab™, the proprietary platform for offering point-of care service offering in community pharmacies, has been the COVID-19 pandemic.

Pharmacy was a source of primary care and vaccinations for millions of Canadians, however since the first quarter of this year, public health policies have shifted, lifting some of the pressure on pharmacists of those activities. But there is still a large demand from patients as they struggle to access a family physician to support them with their concerns, particularly around diabetes and heart disease.

What you need to know: Because of a focused determination and discipline of the Company and the HealthTab™ team, the pilot project announced with Shoppers Drug Mart® was successfully executed, despite operating under the extraordinary impacts of the pandemic. There have been incremental increases in the number of locations under this program, taking the current count to 53 locations actively operating HealthTab™ connected Abbott Afinion 2™ instruments across Ontario and British Columbia.

The Company is in discussions with multiple pharmacy groups to expand the Canadian and International HealthTab™ network.

Fiscal Discipline / Revenues Growing

The Company is pleased with the overall performance of the balance sheet, taking it from a high-liability / low-asset scenario to reversing those figures in just two fiscal years with working capital of $1.94 million as of March 31, 2022 – and those two years were during some of the most challenging business periods on record.

The most recent financials demonstrated that fiscal 2021 saw a year-over-year 372% increase in revenues and the Company has maintained strong fiscal discipline, maintaining a moderate operating cost model, conserving cash, and limiting exposure to further equity dilution while executing on the build out of HealthTab™.

Product Development

The Company’s team has had the opportunity to test, develop and deploy several system improvements, which has increased HealthTab™‘s reporting capabilities, accuracy, improved reliability as well as enhancing pharmacist and patient user experience.

Actions have included successfully launching a fully upgraded platform (HT 2.0), enhanced security for integration partners, more flexible reporting options, manual antigen tracking via Abbott ID Now™ integration, developed sector leading QA program all while managing software development costs.

Next Steps

At the beginning of this year, the Company laid out for shareholders and the public the key objectives for the year, here is the status of these specific items:

2022 Objectives	Status
Concluding the scale up agreement and plan, which will include data integration with key digital partners	In progress with anticipated conclusion in Q3 2022

Expansion of HT in other pharmacy groups in Canada	In progress, new pilot/adoption programs in Q3 2022

Securing an initial US pharmacy customer	Q4 2022

Launching the UK expansion (pushing into EU)	Multiple project opportunities in discussion, Q4 2022

Securing further Abbott agreements in US, UK, EU, etc.	In progress, expected by Q3

Hiring key positions to support technical and business development efforts	Actively hiring to support expansion

Revenues and profitability!	With the anticipated growth and strong fiscal management in 2022, the Company sees itself as cash-flow positive by Q3 2023

The balance of the year will be focused on successfully concluding the business development and expansion opportunities which are currently being investigated.

HealthTab™ Market Fast Facts

●	Point of Care Testing Market to reach $93.21 Billion USD in 2030 (Source)
●	Nearly 13.6 Million Canadians expected to be diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)
●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)
●	There are more that 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

About HealthTab™

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™, a wholly owned subsidiary, the company’s mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions, or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a few risks, uncertainties, and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy